As filed with the Securities and Exchange Commission on September 4, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

             ------------------------------------------------------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

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                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC
                       (Name of Subject Company (Issuer))


                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC
                             (Name of Filing Person)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                    614093102
                      (CUSIP Number of Class of Securities)

                   Dana Schmidt, Chief Administrative Officer
                        Montgomery Asset Management, LLC
                              101 California Street
                             San Francisco, CA 94111
                            Telephone: (415) 248-6000

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                                 With a copy to:

                              David A. Hearth, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                          55 Second Street, 24th Floor
                          San Francisco, CA 94105-3441

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                            CALCULATION OF FILING FEE

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Transaction Valuation:   $750,000(a)            Amount of Filing Fee:  $69.00(b)
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(a)   Calculated as the estimated aggregate maximum purchase price for five percent of the Issuer's outstanding limited liability company interests based on the estimated total net asset value of the Issuer's outstanding limited liability company interests as of May 31, 2002.
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(b)   Calculated at .0092% of the Transaction Valuation.

      |X| Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   $69.00
                                ----------------------------------------------

      Form or Registration No.: Schedule TO
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      Filing Party:             Montgomery Partners Absolute Return Fund LLC
                                ----------------------------------------------

      Date Filed:                July 15, 2002
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|_|   Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third-party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   |X|

            This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 4, 2002 by Montgomery Partners Absolute Return Fund LLC, a Delaware limited liability company (the "Fund"), relating to an offer to purchase up to 5% of the outstanding limited liability company interests of the Fund, amends such Issuer Tender Offer Statement to report the results of the tender offer.

            Pursuant to the terms of the tender offer, the tender offer expired at 11:59, Eastern time, on August 30, 2002. No member of the Fund tendered any limited liability company interests prior to this time and, accordingly, the Fund did not purchase any limited liability company interests.

            This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12.    EXHIBITS.

None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2002                   MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC
                                    By: Montgomery Asset Management, LLC, its
                                        Administrator and Investment Advisor**

                                        By: /s/  Dana Schmidt
                                            ------------------------------------
                                            Name:   Dana Schmidt
                                            Title:  Chief Administrative Officer

**Montgomery Asset Management, LLC is the authorized representative of Montgomery Partners Absolute Return Fund pursuant to the Investment Advisory Agreement, dated February 1, 2002, by and between the Fund and Montgomery Asset Management, LLC, which agreement was filed as Exhibit (g)(1) to Amendment No. 1 to the Fund's registration Statement on Form N-2 as filed with the Securities and Exchange Commission on February 28, 2002 and which is incorporated by reference herein.